Carbon Natural Gas Company

1700 Broadway, Suite 1170

Denver, Colorado  80290

December 15, 2011

Via Edgar Filing and Facsimile

Anne Nguyen Parker, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Carbon Natural Gas Company (the “Company”)

Amendment No. 3 to Registration Statement on Form S-1 Filed November 17, 2011

File No. 333-176287

Dear Ms. Parker:

This letter is in response to the Commission’s comment letter dated December 2, 2011.  Contemporaneously with this letter the Company is filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”).  The Company’s responses to the Commission’s comments are set forth below.

Amendment No. 3 to Registration Statement on Form S-1

Description of the Business, page 26

Preparation of Reserve Estimates, page 35

Comment No. 1.                                                          We have reviewed the supplemental information regarding analogy wells which you furnished to us in response to prior comment number 2.  We note that these analogy wells have a median value that appears to be significantly less than the median of your PUD locations.  Please amend your document to disclose reserves that are consistent with these analogy values or explain to us the technical justifications for your higher EUR estimates.  Describe to us other PUD reserve estimates, if any, where you have used this methodology.

Response:                                        In response to a previous Staff comment the Company submitted information to the Staff regarding producing wells in support of the Company’s largest PUD reserves in West Virginia and Illinois, including a map with the analogy wells identified as well as the requisite engineering exhibits - rate/time plots, volumetric calculations, analogy well performance - that the Company used to determine the EURs for these analogy wells.

In the December 6, 2011 teleconference, Company staff explained the technical justifications for the Company’s higher EUR estimates for the PUD locations at issue.  The specific methodology used by the Company for those certain reserves as outlined in the materials previously provided to the Staff, and then discussed with the Staff on a December 6, 2011 teleconference, were not used by the Company for other PUD reserve estimates.  The Company believes its reserves estimates and assumptions for its proved reserves are reasonable, are based on conservative assumptions for the basins in which the Company operates  its properties, and take into account relevant factors and data for such basins.  Nonetheless, in response to certain points raised by the Staff, the Company has agreed to revise the factors used to value certain of the Company’s oil and gas assets and properties.

As further outlined in the Company’s response to Comment No. 2 below, the Company believes that the reserves, and the information and factors used to calculate such reserves as presented in the Registration Statement as initially filed (and other reports filed with the Commission) were based on sound assumptions at the time of each such filing and calculated in accordance with industry practice for the basins in which the Company operates its properties.  Nonetheless, the Company has agreed to revise the factors it uses to value its reserves in accordance with the Staff’s position and will use such revised factors for reserve information in the Company’s annual report on Form 10-K for the year ending December 31, 2011.

The Company has analyzed what impact these revised factors would have had on the Company’s gas reserves as of September 30, 2011.  The resulting volumetric changes in the Company’s reserves were immaterial, with the change in proved gas reserves being approximately 838,000 MMcf (being 0.8% and 1.9% of the Company’s proved and proved undeveloped reserves, respectively). Contemporaneously herewith, a spreadsheet detailing the reserve changes relating to the 14 PUD locations using the revised assumptions and factors as discussed with the Staff is being provided to the Staff on a supplemental basis.

Applying the revised factors to calculate reserve information as of September 30, 2011 would result in certain changes to the information presented in the Company’s financial statements for the three and nine month period ending September 30, 2011, including the Company’s net loss, net loss per share, its impairment expense and the value of the Company’s oil and gas properties.  However, the Company has concluded that such changes are not material and therefore has not made any revisions to its financial statements for the period ended September 30, 2011 (or any other prior periods) in the Registration Statement.

Comment No. 2.                                                          Proved reserves are estimated to be reasonably certain of economic recovery.  This requires that proved EURs be much more likely either to remain constant or to increase as more technical information is accumulated.  In this regard, we note your use of “b” exponents larger than 1 in hyperbolic decline type curves for wells with short term production histories.  Since such “b” exponent values tend to decrease with more production history (more technical information accumulated), the resulting EURs have lower (not higher) values.  Please reconcile this outcome with the requirement that your proved reserves should be reasonably certain of economic recovery.  We may have additional comment.

Response:                                        As discussed with the Staff during the December 6, 2011 teleconference, the Company believes its proved reserves as disclosed in the Registration Statement (and other reports filed with the Securities and Exchange Commission) are reasonably certain of economic recovery.  The Company believes that its EURs, and its use of a “b” exponent value of greater than 1 in the hyperbolic decline curves for its wells, are conservative and appropriate for the basins in which the Company operates its properties.  Moreover, the Company believes that its EURs are supported by technical data and are in-line (if not more conservative) than other similar wells to that of the Company.  Nonetheless, the Company has agreed to revise the factors used to value certain of the Company’s oil and gas reserves, and  will report reserve information in accordance with such factors for its Form 10-K for the year ended December 31, 2011.   Had the revised factors been utilized as of September 30, 2011 it would have had an immaterial volumetric effect on the Company’s reserves.  The Company has concluded that the volumetric changes do not result in a material change to the financial statements and therefore has not made any revisions to its financial statements for the period ended September 30, 2011 (or any other prior periods) in the Registration Statement.

Notes to Consolidated Financial Statements, page F-8

Estimated Proved Oil and Gas Reserves, page F-25

Comment No. 3.                                                          In part, your prior response 10 to our September 3, 2011 letter presented the portion of your company reserves scheduled for production in the first 20, 30 and 40 years from year-end 2010.  Please amend your document to disclose these three figures along with reasonable explanation here and under “Reserves”, page 34.  Refer to FASB ASC paragraph 932-235-50-10.

Response:                                        Complied.  On pages 34 and F-25 disclosure has been added regarding the Company’s reserves scheduled for production in the first 20, 30 and 40 years from year-end 2010.

Closing Comments

In accordance with Rules 460 and 461 regarding requests for acceleration, the Company acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope we have adequately addressed your comments.  If you need further information or have additional comments, please contact Theresa M. Mehringer, Esq. (tmehringer@bfw-law.com) or Peter F. Waltz, Esq. (pwaltz@bfw-law.com) at 303-796-2626.

Respectfully submitted

Carbon Natural Gas Company

/s/ Kevin Struzeski

	By:	Kevin D. Struzeski
Chief Financial Officer

cc: Theresa M. Mehringer